# TRIBAL CAPITAL MARKETS, LLC

## STATEMENT OF FINANCIAL CONDITION

### DECEMBER 31, 2016

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 35930 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/16___ AND ENDING ___12/31/16___

MM/DD/YY           MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Tribal Capital Markets, LLC**

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 Broadway, 3rd Floor

(No. and Street)

| New York | NY | 10004 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Chad Kirschenblatt        516 222 9111

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company

(Name – if individual, state last, first, middle name)

| 1514 Old York Road | Abington | PA | 19001 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, Alan Mele _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Tribal Capital Markets, LLC _____ , as

of December 31 _____ , 20 16 ___ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

*Alan W. Mele*
Signature

MANAGING PARTNER
Title

*[Notary signature]*
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# TRIBAL CAPITAL MARKETS, LLC

## DECEMBER 31, 2016

## TABLE OF CONTENTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

# Sanville & Company
## CERTIFIED PUBLIC ACCOUNTANTS

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11ᵗʰ FLOOR
NEW YORK, NY 10004
(212) 709-9512

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Tribal Capital Markets, LLC

We have audited the accompanying statement of financial condition of Tribal Capital Markets, LLC (the "Company") as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tribal Capital Markets, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

*Sanville & Company*

Abington, Pennsylvania
February 27, 2017

3

# TRIBAL CAPITAL MARKETS, LLC

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2016

**ASSETS**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 4,579,548 |
| Securities owned, at fair value | | 3,347,523 |
| Due from clearing broker | | 1,564,125 |
| Deposit with clearing broker | | 150,000 |
| Secured demand note receivable | | 7,000,000 |
| Prepaid expenses | | 109,203 |
| Fixed assets, net of accumulated depreciation of $280,043 | | 31,146 |
| Other assets | | 6,655 |
| **Total assets** | $ | 16,788,200 |

**LIABILITIES AND MEMBERS' EQUITY**

| | | |
|---|---|---:|
| Liabilities: | | |
| Securities sold short, at fair value | $ | 4,514,679 |
| Accounts payable and accrued expenses | | 215,111 |
| Payable to related parties | | 37,657 |
| Subordinated loan payable | | 7,000,000 |
| **Total liabilities** | | 11,767,447 |
| Members' equity | | 5,020,753 |
| **Total liabilities and members' equity** | $ | 16,788,200 |

See Notes to the Financial Statement

2

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

Tribal Capital Markets, LLC (the "Company"), is a registered securities broker and dealer under the Securities Exchange Act of 1934, with membership in the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was founded under the laws of the State of Delaware. The Company operates out of its main office in New York City.

The Company acts as an introducing broker, and all transactions for its customers are cleared through and carried by RBC Correspondent Services on a fully-disclosed basis.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

### Basis of presentation
The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### Securities owned and securities sold short
Securities owned and securities sold short are carried at fair value, pursuant to the fair value measurements (see Note 3). Interest income is recognized as income when earned. Transactions in securities owned and the related revenues and expenses are recorded on a trade-date basis.

### Fixed assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the double-declining balance method over the estimated useful lives of the respective assets.

### Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at December 31, 2016 and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

### Income taxes

The Company believes that it has no uncertain tax positions and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2013, 2014 and 2015 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

### Cash and cash equivalents

Cash represents cash and cash deposits held at financial institutions. Cash equivalents include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have maturities of 3 months or less. Cash equivalents are carried at cost plus accrued interest which approximates fair value. Cash equivalents are held for the purpose of meeting short-term liquidity requirements other than for investment purposes. Cash and cash equivalents are held at major financial institutions.

### Reclassifications

The statement of financial condition from December 31, 2015 has been reclassified to conform with the current presentation format of the December 31, 2016 statement of financial condition in order for the statement of cash flows to be presented in its current format.

## 3. VALUATION OF SECURITIES

The Company uses the fair value measurements standard to determine the value of its securities. Various inputs used under this method are summarized in the three broad levels listed below:

- Level 1 - quoted prices in active markets for identical securities
- Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)
- Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

All of the Company's securities are Level 1 and Level 2, and are summarized as follows:

| Description | Level 1 | Level 2 | Total |
|---|---|---|---|
| **Investments** | | | |
| Corporate Bonds | $ 3,314,368 | | $ 3,314,368 |
| Government Sponsored Enterprises | - | 25,671 | 25,671 |
| Future contracts | 7,484 | | 7,484 |
| **Total Investments** | **$ 3,321,852** | **$ 25,671** | **$ 3,347,523** |
| | | | |
| **Securities sold short** | | | |
| Corporate Bonds | $ 4,450,148 | | $ 4,450,148 |
| Government Sponsored Enterprises | - | 44,672 | 44,672 |
| Future contracts | 19,859 | | 19,859 |
| **Total Securities sold short** | **$ 4,470,007** | **$ 44,672** | **$ 4,514,679** |

3. **VALUATION OF SECURITIES** *(continued)*

*Valuation techniques*

*Corporate bonds*

The fair value of corporate bonds is estimated using recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads, fundamental data relating to the issuer or credit default swap spreads. The spread data used is for the same maturity as the bond. If the spread data does not reference the issuer, then data that references comparable issuers is used. Usually corporate bonds are categorized as Level 1 of the fair value hierarchy. When observable price quotations are not available, independent consensus pricing is obtained and presented as Level 2.

*Government*

Government Sponsored Securities are valued by independent pricing services using pricing models based on inputs that include issuer type, coupon, cash flows, mortgage prepayment projection tables and adjustable rate mortgage evaluations that incorporate index data, periodic and life caps, the next coupon reset date, and the convertibility of the bond. To the extent that these inputs are observable, the values of government sponsored enterprises are categorized as Level 2. To the extent that these inputs are unobservable, the values are categorized as Level 3. In the absence of an independent pricing service, consensus pricing is obtained and is presented as Level 2. At December 31, 2016, Government Sponsored Securities held by the Company are considered Level 2.

*Futures contracts*

Futures contracts are marked-to-market daily and valued at closing market prices on valuation date. A daily variation margin (the gain or loss) between the daily value of the contracts and the value on the previous day is recorded and settled in cash with the broker the following morning. At December 31, 2016, Government Sponsored Securities held by the Company are considered Level 1.

4. **FIXED ASSETS**

Fixed assets, net at December 31, 2016, are summarized as follows:

| | |
|---|---|
| Furniture and fixtures | $ 72,078 |
| Technology equipment | 239,111 |
| | 311,189 |
| Less accumulated depreciation | $ (280,043) |
| | **$ 31,146** |

## 5. PURCHASE AGREEMENT

In the year ended 2016, the Company agreed to a change of ownership with TCM Associates, LLC selling its 49% to The Morango Band of Mission Indians and two individuals. After the purchase of TCM Associates, LLC's percentage, The Morango Band of Mission Indians increased its share of the Company to 70% and each individual owns 15%. The sale was finalized with FINRA's approval as of December 22, 2016.

## 6. SUBORDINATED LOANS PAYABLE

In September 2015, the Company entered into a renewable, collateralized subordinated loan agreement with The Morango Band of Mission Indians in the amount of $ 7 million dollars which bears an interest rate of 2% per annum. The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the companies continued compliance with minimum net capital requirements, they may not be repaid.

## 7. COMMITMENTS

In July 2016, The Company entered into a new lease agreement for office space at 42 Broadway, NY, NY 10004 expiring September 2020

Future aggregate annual minimum rental payments due under the lease are as follows:

| Year Ending December 31 - NY Office: | |
|---|---|
| 2017 | 217,201 |
| 2018 | 222,631 |
| 2019 | 228,197 |
| 2020 | 175,062 |
| | $ 843,091 |

In June 2016, The Company closed its Red Bank, NJ office.

## 8. OFF-BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short securities positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

## 9. CONCENTRATIONS

The Company maintains cash balances in several financial institutions which are insured by the Federal Deposit Insurance Corporation FDIC") for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

## 10. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2016, the Company had net capital, as defined, of $11,515,138, which exceeded the required minimum net capital of $100,000 by $11,415,138. Aggregate indebtedness at December 31, 2016 totaled $215,111. The Company's percentage of aggregate indebtedness to net capital was 1.87%.

## 11. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that may have occurred since December 31, 2016 through February 27, 2017 and determined that there are no material events that would require disclosures in the Company's financial statements.